SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                      PLANET HOLLYWOOD INTERNATIONAL, INC.
                                (Name of Issuer)

                      Class A Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   0007270251
                                 (CUSIP Number)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  0007270251

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. Of Above Person

             Robert I. Earl
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a)____
                                                                        (b)____
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Citizenship or Place of Organization

             United Kingdom
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      Number of       5           Sole Voting Power
       Shares                                            22,876,367
                      ----------------------------------------------------------
    Beneficially      6           Shared Voting Power
      Owned By
                      ----------------------------------------------------------
        Each          7           Sole Dispositive Power
      Reporting                                          22,876,367
                      ----------------------------------------------------------
       Person         8           Shared Dispositive Power
        With
                      ----------------------------------------------------------
9   Aggregate Amount Beneficially Owned By Each Reporting Person

                           22,876,367
--------------------------------------------------------------------------------
10  Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares
     (See Instructions)

                                                 [X]
--------------------------------------------------------------------------------
11  Percent Of Class Represented By Amount in Row 9

                  23.5
--------------------------------------------------------------------------------
12  Type Of Reporting Person (See Instructions)

                  IN, PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

Item 1(a)   NAME OF ISSUER:
                     Planet Hollywood International, Inc.

Item 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                     8669 Commodity Circle
                     Orlando, FL 32819

Item 2(a)   NAME OF PERSON FILING:
                     Robert I. Earl, individually and on behalf of Ropat, Inc., the sole General Partner of Ropat Limited Partnership, a Nevada limited partnership

Item 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                     8669 Commodity Circle
                     Orlando, FL 32819

Item 2(c)   CITIZENSHIP:
                     United Kingdom

Item 2(d)   TITLE OF CLASS OF SECURITIES:
                     Class A Common Stock, $0.01 par value

Item 2(e)   CUSIP NUMBER:
                     0007270251

Item 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13(D)-2(B), CHECK WHETHER THE PERSON FILING IS A:
                     Not applicable

Item 4      OWNERSHIP:
                     The following information concerning percentages of ownership of outstanding shares of Class A Common Stock is based on a total of 97,221,632 shares reported to be outstanding by Planet Hollywood International, Inc. at November 9, 1998.

         Item 4(a)   AMOUNT BENEFICIALLY OWNED:
                     As of December 31, 1998, Robert I. Earl owned of record 100 shares of Planet Hollywood International, Inc. Class A Common Stock ("Common Stock"). As of December 31, 1998, Ropat Limited Partnership owned of record 22,876,267 shares of Common Stock. The Common Stock owned by Ropat Limited Partnership may be deemed to be beneficially owned, within the meaning of Rule 13d-3, by Robert I. Earl.

                     As of December 31, 1998, Shakespeare's Tavern & Playhouse (London) SARP, a United Kingdom pension plan owned of record 38,500 shares of Common Stock. The Common Stock owned by Shakespeare's Tavern & Playhouse (London) SARP may be deemed to be beneficially owned, within the meaning of Rule 13d-3, by Robert I. Earl. Robert I. Earl disclaims, pursuant to Rule 13d-4, beneficial ownership of the shares of Common Stock owned of record by Shakespeare's Tavern & Playhouse (London) SARP. Accordingly, these 38,500 shares are not reflected in Items 4(b) and 4(c).

                     As of December 31, 1998, Celerity Consultants LTD, a trust benefitting the children of Robert I. Earl owned of record 400,000 shares of Common Stock. The Common Stock owned by Celerity Consultants LTD may be deemed to be beneficially owned, within the meaning of Rule 13d-3, by Robert I. Earl. Robert I. Earl disclaims, pursuant to Rule 13d-4, beneficial ownership of the shares of Common Stock owned of record by Celerity Consultants LTD. Accordingly, these 400,000 shares are not reflected in Items 4(b) and 4(c).

         Item 4(b)   PERCENT OF CLASS
                     23.5

         Item 4(c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                     (i)   sole power to vote or to direct the vote: 22,876,367
                     (ii)  shared power to vote or to direct the vote:
                     (iii) sole power to dispose or to direct the disposition
                           of: 22,876,367
                     (iv) shared power to dispose or to direct the disposition of:

Item 5     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
               Not applicable

Item 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
               Not applicable

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
           COMPANY:
               Not applicable

Item 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
               Not applicable

Item 9     NOTICE OF DISSOLUTION OF THE GROUP:
               Not applicable

Item 10    CERTIFICATION:
               Not applicable

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 1, 1999

         Robert I. Earl

         By:      /s/ THOMAS AVALLONE
                  ---------------------------------
                  Thomas Avallone, Attorney-In-Fact
                  for Robert I. Earl

                                POWER OF ATTORNEY
                               (previously filed)

         KNOW ALL MEN BY THESE PRESENTS, that the undersigned has made, constituted and appointed, and by these presents does hereby make, constitute and appoint each of Robert Earl, Thomas Avallone and Scott Johnson, or any of them, each acting alone, the undersigned's true and lawful attorney-in-fact and agent, for the undersigned and in the undersigned's name, place and stead to execute, acknowledge, deliver and file any and all filings, reports or forms (the "Forms") required by the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Schedules 13D, Schedules 13G, Form 3s, Form 4s, Form 5s and all amendments or supplements to the Forms, in connection with the undersigned's position or relationship with Planet Hollywood International, Inc. (the "Company"), hereby ratifying and confirming all that said attorneys-in-fact and agents may do or cause to be done by virtue hereof.

         The validity of this Power of Attorney shall not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than the attorneys-in-fact named herein.

Dated as of:   February 1, 1997

                                             /s/ ROBERT EARL
                                             ------------------------
                                             Name:   Robert Earl